

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via Facsimile</u>
Mr. Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

     Re: **China Finance Online Co. Limited**
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed May 31, 2011
             File No. 000-50975

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief